                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                             (Amendment No. ______)

                                 Panavision Inc.
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   6983OE 209
                         -------------------------------
                                 (CUSIP Number)


                                Teruhisa Tokunaka
                              Deputy President and
                            Chief Financial Officer
                                Sony Corporation
                              6-7-35 Kitashinagawa
                       Shinagawa-ku, Tokyo 141-0001 Japan
                                 81-3-5448-2111
                            ------------------------
                                 with copies to:
                              David H. Landau, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 26, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.   / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------------------                                 --------------------
CUSIP No.  6983OE 209                                      Page 2 of 14
----------------------                                 --------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sony Electronics Inc.
          IRS No.:  22-2878067

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
           (SEE INSTRUCTIONS)                                      (b) / /
--------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC

--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                               / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              1,428,600 Shares  See Item 3
        BENEFICIALLY                 -------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING
           PERSON                    -------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               1,428,600 Shares  See Item 3
                                     -------------------------------------------
                                     10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,428,600 Shares

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
          CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          15.06%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                  -----------------
CUSIP No. 6983OE 209                                           Page 3 of 14
--------------------------                                  -----------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sony Corporation

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
           (SEE INSTRUCTIONS)                                  (b) / /
--------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF

--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)                            / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Japan

--------------------------------------------------------------------------------
         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              1,428,600 Shares  See Item 3
        BENEFICIALLY                 -------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING
           PERSON                    -------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               1,428,600 Shares  See Item 3
                                     -------------------------------------------
                                     10         SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,428,600 Shares                                         / /

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          15.06%

--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

                  This statement relates to shares of Common Stock, par value $.01 per share, (the "Shares") of Panavision Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6219 De Soto Avenue, Woodland Hills, California 91367.

Item 2.  Identity and Background.
         ------------------------

                  This statement is being filed by Sony Corporation, a Japanese corporation ("Sony") and Sony Electronics Inc., a Delaware corporation ("Sony Electronics", together with Sony, the "Reporting Persons"). Pursuant to Rule 13d-1(k) under the Securities Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Shares, and this joint statement of the Reporting Persons is hereinafter referred to as the "Statement".

                  Sony has its principal executive offices at 6-7-35 Kitashinagawa, Shinagawa-ku, Tokyo 141-0001 Japan. The principal business of Sony Corporation is the development, design, manufacture and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets.

                  Sony Electronics, an indirect wholly owned subsidiary of Sony, has its principal executive offices at 1 Sony Drive, Park Ridge, New Jersey 07656. The principal business of Sony Electronics is the development, manufacture and sale of audio, video, communications and information technology products for the consumer and professional markets.

                  The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedule A or B, as the case may be, and Schedules A and B are incorporated herein by reference.

                  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A or B, as appropriate, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

                  On July 26, 2000, Sony Electronics entered into a stock and warrant purchase agreement (the "Stock and Warrant Purchase Agreement") with the Company. Pursuant to the Stock and Warrant Purchase Agreement, on July 26, 2000 Sony Electronics purchased from the Company, and the Company sold and issued to Sony Electronics, for an aggregate purchase price of $10,000,000, (i) 714,300 Shares (the "Purchase Shares") and (ii) a warrant to purchase an additional 714,300 Shares (the "Warrant") at an exercise price (the "Exercise Price") of $17.50 per Share, provided, however, that in the event that the Company's EBITDA for its fiscal year ended December 31, 2000 is less than $69,000,000, then the Exercise Price shall equal the Exercise Price that would have been in effect at the time of filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 had the Exercise Price on the date of issuance of the Warrant been $15.50. The number of Shares issuable upon exchange of the Warrant and the Exercise Price are each subject to adjustment in the event of certain issuances of securities by the Company and certain changes in the Shares. Sony Electronics used working capital for payment of the purchase price for the Purchase Shares and the Warrant.

                  The description of the terms of each of the Stock and Warrant Purchase Agreement and the Warrant set forth in this Statement are qualified in their entirety by reference to the terms of the Stock and Warrant Purchase Agreement and the Warrant attached as Exhibits 1 and 2, respectively.

Item 4.  Purpose of Transaction.
         -----------------------


                  The Reporting Persons acquired the Shares for investment purposes. Although none of the Reporting Persons has a present intention to acquire additional Shares, other than pursuant to the exercise of the Warrant, or to dispose of Shares beneficially owned by such Reporting Person, any of the Reporting Persons, acting alone or separately, may in the future acquire beneficial ownership of additional Shares or dispose of Shares beneficially owned by such Reporting Person, in any case in the open market or in a negotiated transaction.

                  In connection with the execution and delivery of the Stock and Warrant Purchase Agreement, Sony Electronics, PX Holding Corporation, a Delaware corporation ("PX Holding") and the Company entered into a stockholders agreement, dated July 26, 2000 (the "Stockholders Agreement"). Prior to the consummation of the transactions contemplated by the Stock and Warrant Purchase Agreement, PX Holding owned more than 90% of the issued and outstanding Shares of the Company. Pursuant to the terms of the Stockholders Agreement and subject to the conditions set forth therein, PX Holding agreed to vote, and to cause its Affiliates (as defined in the Stockholders Agreement) to vote, all Shares owned or held of record by PX Holding and its Affiliates at any stockholders meeting of the Company called for the purpose of filling positions on the Board of Directors of the Company, and to take all actions necessary to ensure the election of one (1) director designated by Sony Electronics (subject to the approval of PX Holding, such approval not to be unreasonably withheld) to the Company's Board of Directors. In addition, PX Holding granted Sony Electronics co-sale rights in connection with a bona fide transaction (or series of related transactions), other than with an Affiliate of PX Holding, involving a sale by PX

Holding or one of its Affiliates of at least 40% of all Shares then issued or outstanding (or, after such a transaction or transactions, a number of Shares which constitute at least 5% of all Shares then issued and outstanding).

                  In connection with the execution and delivery of the Stock and Warrant Purchase Agreement, Sony Electronics and the Company entered into a registration rights agreement, dated July 26, 2000 (the "Registration Rights Agreement"), pursuant to which Sony Electronics was granted certain rights to registration under the Securities Act of 1933, as amended, of the Shares held by it.

                  The description of the terms of each of the Stockholders Agreement and the Registration Rights Agreement set forth in this Statement are qualified in their entirety by reference to the terms of the Stockholders Agreement and the Registration Rights Agreement attached as Exhibits 3 and 4, respectively.

                  Except as otherwise set forth herein, Sony Electronics has no plans or proposals which relate to, or could result, in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                  Sony Electronics and the Company established a strategic relationship to form a new company to supply Sony Electronics' state-of-the-art 24P CineAlta(TM) high definition video cameras with the Company's advanced Primo Digital(TM) lenses for use in the motion pictures industry.

Item 5.  Interest In Securities of Issuer.
         ---------------------------------

                  As of the date hereof, the Reporting Persons are the beneficial owner of 1,428,600 Shares (or approximately 15.06% of the outstanding Shares of the Company) representing the aggregate of (i) the Purchase Shares and
(ii) Shares into which the Warrant is currently exercisable.

                  Sony Electronics has the power to vote, and the power to dispose of, 1,428,600 Shares. Sony is deemed the beneficial owner of 1,428,600 Shares through Sony Electronics.

                  Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A or B, as appropriate, beneficially owns, or has acquired or disposed of, any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
--------------------------------

                  Except as described above in Item 3 or 4 of this Statement, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedule A or B, as appropriate, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    SIGNATURE

                  After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 4, 2000



                         SONY CORPORATION



                         By:       /s/ Tamotsu Iba
                                  -----------------------------------
                                  Name: Tamotsu Iba
                                  Title: Vice Chairman

                         SONY ELECTRONICS INC.



                         By:       /s/ Frank M. Lesher
                                  -----------------------------------
                                  Name: Frank M. Lesher
                                  Title: Executive Vice President,
                                           General Counsel and
                                           Secretary

 Item 7. Material to be Filed as Exhibits.
         ---------------------------------


       Exhibit Number         Description
       --------------         -----------

             1                Stock and Warrant Purchase Agreement, dated July 26, 2000, by and between
                              Sony Electronics Inc. and Panavision Inc.
             2                Warrant, dated July 26, 2000, from Panavision Inc. in favor of Sony
                              Electronics Inc.
             3                Stockholders Agreement, dated July 26, 2000, by and among Sony Electronics
                              Inc., Panavision Inc. and PX Holding Inc.
             4                Registration Rights Agreement, dated July 26, 2000, by and between Sony
                              Electronics Inc. and Panavision Inc.
             5                Joint Filing Agreement, dated August 4, 2000, by and between Sony
                              Corporation and Sony Electronics Inc.

Directors and Executive Officers of Sony Corporation                 SCHEDULE A

                  The names and present principal occupations of the directors and executive officers of Sony Corporation are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of Japan.

                                                              Principal Occupation or
Name                                  Office                  Employment and Address
----                                  ------                  ----------------------

Nobuyuki Idei                         Chairman;               Chairman and Representative Director; Chief
                                      Representative          Executive Officer
                                      Director; Chief         Sony Corporation*
                                      Executive Officer

Norio Ohga                            Chairman of the Board;  Chairman of the Board; Director
                                      Director                Sony Corporation*

Minoru Morio                          Vice Chairman and       Vice Chairman and Director
                                      Director                Sony Corporation*

Kunitake Ando                         President; Chief        President; Chief Operating Officer;
                                      Operating Officer;      Representative Director
                                      Representative          Sony Corporation*
                                      Director

Tamotsu Iba                           Vice Chairman and       Vice Chairman and Director
                                      Director                Sony Corporation*

Teruhisa Tokunaka                     Executive Deputy        Executive Deputy President and Chief Financial
                                      President, Chief        Officer; Representative Director
                                      Financial Officer;      Sony Corporation*
                                      Representative
                                      Director

Ken Kutaragi                          Director                President and Representative Director
                                                              Sony Computer Entertainment Inc.**

Teruo Masaki                          Corporate Senior        Corporate Senior Executive Vice President;
                                      Executive Vice          Director
                                      President; Director     Sony Corporation*

Howard Stringer ***                   Director                Chairman and Chief Executive Officer;
                                                              President
                                                              Sony Corporation of America****

Peter G. Peterson*****                Director                Chairman
                                                              The Blackstone Group
                                                              345 Park Avenue
                                                              New York, NY  10154

                                                              Principal Occupation or
Name                                  Office                  Employment and Address
----                                  ------                  ----------------------

Kenichi Suematsu                      Director                Advisor
                                                              The Sakura Bank
                                                              1-3-1 Kudan-minami, Chiyoda-ku
                                                              Tokyo 100-8611 Japan

Iwao Nakatani                         Director                Part-time Lecturer
                                                              Hitotsubashi University
                                                              2-1 Naka, Kunitachi
                                                              Tokyo 186-8601 Japan

Junchi Kodera                         Executive Deputy        Executive Deputy President
                                      President               Sony Corporation*

Akiyoshi Kawashima                    Corporate Senior        Corporate Senior Executive Vice President
                                      Executive Vice          Sony Corporation*
                                      President

Akira Kondo                           Corporate Senior        Corporate Senior Executive Vice President
                                      Executive Vice          Sony Corporation*
                                      President

Suehiro Nakamura                      Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Kenichi Oyama                         Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Masayoshi Morimoto                    Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Shizuo Takashino                      Corporate Senior        Corporate Senior Executive Vice President
                                      Executive               Sony Corporation*
                                      Vice President

Mario Tokoro                          Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Sumio Sano                            Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Teruaki Aoki                          Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Mitsuyuki Watanabe                    Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Toshitada Doi                         Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Seiichi Watanabe                      Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

                                                              Principal Occupation or
Name                                  Office                  Employment and Address
----                                  ------                  ----------------------


Katsuaki Tsurushima                   Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Katsumi Ihara                         Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Tadakatsu Hasebe                      Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Kenichiro Yonezawa                    Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

Sunobu Horigome                       Corporate Executive     Corporate Executive Vice President
                                      Vice President          Sony Corporation*

* The business address of Sony Corporation is 6-7-35 Kitashingawa, Shinagawa-ku, Tokyo 141-0001, Japan
**       The business address of Sony Computer Entertainment Inc. is
         919 East Hillsdale Boulevard, Faster City, California 94404.
***      Citizen of the United Kingdom and United States
**** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022.
*****    Citizen of the United States

Directors and Executive Officers of Sony Electronics Inc.           SCHEDULE B



                  The names and present principal occupations of the directors and executive officers of Sony Electronics Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                                          Principal Occupation or
Name                                  Office                              Employment and Address
----                                  ------                              ----------------------

Howard Stringer*                      Chairman and Director               Chairman and Chief Executive
                                                                          Officer; President
                                                                          Sony Corporation of America**

Kunitake Ando***                      Co-Chairman and Director            President; Chief Operating
                                                                          Officer; Representative Director
                                                                          Sony Corporation****

Fujio Nishida***                      President, Chief Operating          President, Chief Operating
                                      Officer and Director                Officer and Director
                                                                          Sony Electronics Inc.*****

Edward Grebow                         Deputy President and Director       Deputy President and Director
                                                                          Sony Electronics Inc.*****

Nobuyuki Oneda***                     Deputy President, Chief Financial   Deputy President, Chief Financial
                                      Officer and Director                Officer and Director
                                                                          Sony Electronics Inc.*****

Frank M. Lesher                       Executive Vice President, General   Executive Vice President, General
                                      Counsel and Secretary               Counsel and Secretary
                                                                          Sony Electronics Inc.*****

Edward Cotter                         Senior Vice President               Senior Vice President
                                                                          Sony Electronics Inc.*****

Kenneth L. Nees                       Senior Vice President & Assistant   Senior Vice President & Secretary
                                      Secretary                           Sony Corporation of America**

Kiyohiko Niwa***                      Vice President & Treasurer          Vice President & Treasurer
                                                                          Sony Electronics Inc.*****

Karen Halby                           Vice President & Assistant          Vice President and Assistant
                                      Secretary                           Secretary
                                                                          Sony Corporation of America**

                                                                          Principal Occupation or
Name                                  Office                              Employment and Address
----                                  ------                              ----------------------

Stephanie H. Roth                     Vice President and Assistant        Vice President and Assistant
                                      Secretary                           Secretary
                                                                          Sony Corporation of America**

Nobuyuki Idei***                      Director                            Chairman and Representative
                                                                          Director; Chief Executive Officer
                                                                          Sony Corporation****

Tamotsu Iba***                        Director                            Vice Chairman and Director
                                                                          Sony Corporation****

Katsumi Ihara***                      Director                            Corporate Executive Vice President
                                                                          Sony Corporation****

Junichi Kodera***                     Director                            Executive Deputy President
                                                                          Sony Corporation****

Teruo Masaki***                       Director                            Corporate Senior Executive Vice
                                                                          President; Director
                                                                          Sony Corporation****

Minoru Morio***                       Director                            Vice Chairman and Director
                                                                          Sony Corporation****

Suehiro Nakamura***                   Director                            Corporate Senior Executive Vice
                                                                          President
                                                                          Sony Corporation****

Kenichi Oyama***                      Director                            Corporate Senior Executive Vice
                                                                          President
                                                                          Sony Corporation****

                                                                          Principal Occupation or
Name                                  Office                              Employment and Address
----                                  ------                              ----------------------

Shizuo Takashino***                   Director                            Corporate Senior Executive Vice
                                                                          President
                                                                          Sony Corporation****

Teruhisa Tokunaka***                  Director                            Executive Deputy President and Chief
                                                                          Financial Officer, Representative Director
                                                                          Sony Corporation****


*        Citizen of the United Kingdom and United States
** The business address of Sony Corporation of America is 550 Madison Avenue, New York, New York 10022
***      Citizen of Japan
**** The business address of Sony Corporation is 6-7-35 Kitashingawa, Shinagawa-ku, Tokyo 141-0001, Japan
***** The business address of Sony Electronics Inc. is 1 Sony Drive, Park Ridge, New Jersey 07656